

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

August 14, 2009

Clarence L. Granger
Chairman and Chief Executive Officer
Ultra Clean Holdings, Inc.
26462 Corporate Avenue
Hayward, California 94545

>   **Re: Ultra Clean Holdings, Inc.**
>   **Annual Report on Form 10-K**
>   **Filed March 19, 2009**
>   **File No. 000-50646**

Dear Mr. Granger:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   The disclosure in your proxy statement indicates that Mr. Bachman was a member of your board of directors at the time you filed that proxy statement. That disclosure also indicates that Mr. Bachman was not to be re-elected at your annual meeting. Please tell us whether Mr. Bachman resigned from or decided not to stand for re-election to your board and, if so, why you did not report that information under the appropriate item to Form 8-K.

Quarterly Report on Form 10-Q for the period ended July 3, 2009

2.   We note that exhibit 31.2 to your Form 10-Q for the period ended July 3, 2009 was provided by Linda Clement. According to your August 3, 2009 Form 8-K, Kevin Eichler has been your chief financial officer since July 31, 2009. Please tell us which of these individuals served as your principal financial officer at the time your Form 10-Q was filed. If Mr. Eichler was serving in that capacity, please file a complete amendment to your Form 10-Q, including all required exhibits. Please also refer to Question 13 in our *Sarbanes-Oxley Act of 2002 Frequently Asked Questions*, available on our website at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Alan Denenberg, Esq.—Davis Polk & Wardwell